<u>Mail Stop 3561</u>

January 18, 2007

Alex Hazan, Chief Executive Officer
Royal Spring Water, Inc.
14553 Delano Street   Suite 217
Van Nuys, California 91411

   RE: **Royal Spring Water, Inc. ("the company")**
          Amendment No. 1 to Registration Statement on
          Form SB-2
          Filed December 7, 2006
          File No. 333-136850

Dear Mr. Hazan:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page

1. As previously requested, please revise to make the registration fee amount consistent. The amount reported here is $1,668 while the amount reported in Part II, Item 25. "Other Expenses of Issuance…." is $7,863. Please revise as appropriate.

General

2. Throughout the prospectus as appropriate, please disclose the fixed price at which the securities will be offered and sold until the securities become quoted on the OTC BB or listed on an exchange. After such time, the securities may be offered and sold at market prices or privately negotiated prices.

Risk Factors, page 7

3. As previously requested in comment #9 of the staff's letter dated October 10, 2006, please revise each risk factor heading to identify the specific risk or harm to the company as a result of that risk. For example, your initial risk factor could start out "*Because* we are a development stage company with an accumulated deficit, etc…"   .

Selling Shareholders, page 11

4. In a note to the table, please name the individuals who are the control persons of Zas Investments and Maxwell Network Group.

Legal Proceedings, page 14

5. Please revise to specify the relief sought against the company. See Item 103 of Regulation S-B.

Involvement in Certain Legal Proceedings, page 16

6. Please disclose Item Regulation S-B 401(d) information with respect to promoters of Easy.com, including Mr. Marvin Winick.

Description of Business
Overview, page 19

7. We note the disclosure regarding the Reverse Merger transaction on September 2, 2004 whereby the shareholders of Easy.com gifted stock to the shareholders of Royal Spring Water. Please explain the basis for the description of such transfer as a gift since the "gift" was contemplated by the reverse acquisition which included the acquisition of Royal Spring Water securities by Easy.com. Please disclose the number of shares gifted and the aggregate dollar value of those shares. Please name the Easy.com shareholders gifting the shares and quantify the amount gifted by each person. Further, explain how the gifted shares were divided among the prior Royal Spring Water shareholders. Please number and name the Royal Spring Water shareholders before the combination.

8. Please disclose all principal terms of the combination between Easy.com and Royal Spring Water, including any consideration of any type received by the shareholders of Easy.com. Please disclose any share ownership retained by the Easy.com shareholders.

9. We reiterate our comment #19 from our letter dated October 10, 2006. Please fully discuss the company's acquisition of water rights. Disclose the material provisions of that agreement.

10. Further, we note that the company has entered into a long-term agreement for a facility allowing for the manufacturing of plastic bottles and labels. Please expand the disclosure to identify the facility, outline the material provisions of the agreement, disclose the date of entering into this agreement, and file the agreement as an exhibit to the registration statement, if material. See Item 601(b)

Products and Services, page 20

11. You disclose that the company intends on entering into the alcohol rectifying and distribution sector once you have begun shipment of the bottled water and flavored bottled water products. Please provide a statement in the prospectus summary section to disclose the company's plans for adding more products.

12. Please disclose whether the company has entered into discussions or contracts with distilleries to provide spirits in bulk. If so, please discuss and if appropriate, file any material agreement(s) as an exhibit to the registration statement.

13. Please disclose if the same bottling equipment can be used to bottle alcohol products as the water products. If not, please disclose the cost of the additional bottling equipment that will be necessary. Also, please disclose whether or not plastic bottles will be used or if different bottles (shapes, sizes, materials – glass instead of plastic) will be necessary.

Management's Discussion and Analysis of Financial Condition

14. We note that the statement of operations of Royal Spring Water reflects a net loss of approximately $40,000 for the period from April 20, 2005 (inception) to June 30, 2005 as filed in the Form 8-K/A yet the post-merger financial statements for the period from April 20, 2005 (inception) to August 31, 2005 reflects a net loss of approximately $176,000. Given that the financial statements for the period preceding the date of the acquisition, June 30, 2005, are those of Royal Spring Water, it appears that approximately $136,000 of expenses were incurred during July and August 2005. Please tell us and revise to explain the reasons for the incurrence of a significantly higher amount of expenses during this two month period and describe and quantify the types of expenses that were incurred.

Proposed Milestones to Implement Business Operations, page 22

15. As previously requested, please provide the costs involved with each step of your proposed milestones.

16. We note that Phase 4 – "Commence operations" was to occur during the 4th quarter of 2006 and that in the paragraph following that table, it is disclosed that Phases 1 through 4 "have already been completed." In this regard, please update the "Results of Operations for the Twelve Months Ended August 31, 2006" on page 24. The disclosure presently states "…the plant will not be fully operational until the end of November 2006."

Overview, page 22

17. Please discuss the material provisions of the "necessary agreements" with BNSF Railway Company and file any material agreement(s) as an exhibit.

18. Please clarify the reference to "[W]e will order and schedule the box cars needed for shipment…" How many box cars will be needed initially? What will be the cost?

19. The second paragraph on page 23 states "[D]uring the next twelve months, we intend to concentrate on two products; non-carbonated, plain and flavored bottled

Alex Hazan
Royal Spring Water, Inc.
January 18, 2007
Page 5

water."   However, on page 20 in "Products and Services" it is indicated that once
the company begins its shipment of the bottled water products, "…we intend on
entering into the alcohol rectifying and distribution sector." Please revise as
appropriate to clarify the company's plans in this regard.

Licensing and Water Rights, page 24

20. Please file the contract with respect to the company's water rights. Please
disclose the principal terms of this agreement.

Going Concern, page 26

21. We note the company's plans "in the near future" to have a private placement to
raise funds. To the extent known, please quantify the amount of financing
required and the uses of that financing.

22. Please provide the disclosure required by Item 303(a)(1)(i) of Regulation S-B.

Certain Relationships and Related Transactions, page 27

23. Please provide the information required by Item 404(c)(2) of Regulation S-B.
Please note Item 404 was amended in November 2006.

Part II.

Item 27. Exhibits

Exhibit 5.1 Opinion and Consent

24. As previously requested in the staff's comment #38 from our letter of October 10,
2006, please revise your legality opinion to indicate that the opinion opines upon
Nevada law including the statutory provisions, all applicable provisions of the
Nevada Constitution and all reported judicial decisions interpreting those laws.

Signatures, page II-4

25. The individual operating in the capacity of principal financial officer should be so designated, in addition to the principal executive officer and principal accounting officer already so designated.

Financial Statements
Audit Report

26. Please advise the independent auditor to revise the scope and opinion paragraphs of the audit report to cover the cumulative financial statements from April 20, 2005 (inception) to August 31, 2006.

Interim Financial Statements

27. Please disclose in a note to any interim financial statements a brief description of the basis of presentation of the interim financial statements and also include an affirmative statement to the effect that the financial statements include all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading. Refer to Instruction 2 to Item 310(b) of Regulation S-B.

Form 10-KSB for fiscal year-ended August 30, 2005, amended November 16, 2006

Item 8.A. Controls and Procedures, page 15

28. Reference is made to the language noted in the last sentence of paragraph two of this section. Inasmuch as the disclosure controls and procedures were not effective because of the material weakness discussed elsewhere, please explain to the staff the following qualifying language, "[N]otwithstanding the material weakness discussed below, the Company's management has concluded that the consolidated financial statements included in this Annual Report on Form 10-KSB/A fairly present in all material respects…"

Closing Comments

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

 Please contact Blaise Rhodes at (202) 551- 3774 with any questions regarding accounting issues and you may contact Janice McGuirk at (202) 551-3395 with any other questions.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

cc: Gary Wykidal, Esq.
      via fax (714) 751-5428